Gelesis Holdings, Inc.

501 Boylston Street, Suite 6102

Boston, MA 02116

VIA EDGAR

September 2, 2022

United States Securities and Exchange Commission

Division of Corporate Finance – Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Re:	Gelesis Holdings, Inc. Registration Statement Filed on Form S-1 File No. 333-267016

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Gelesis Holdings, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement filed on Form S-1 (File No. 333-267016) (the “Registration Statement”) be accelerated to September 6, 2022, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Tiffany Williamson at (212) 459-7277. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Tiffany Williamson, by email to TWilliamson@goodwinlaw.com.

If you have any questions regarding this request, please contact Tiffany Williamson of Goodwin Procter LLP at (212) 459-7277.

Sincerely,

Gelesis Holdings, Inc.

/s/ Elliot Maltz
Elliot Maltz
Chief Financial Officer

cc:	Yishai Zohar, Chief Executive Officer, Gelesis Holdings, Inc.
David Abraham, General Counsel, Gelesis Holdings, Inc.
Ettore A. Santucci, Goodwin Procter LLP
James T. Barrett, Goodwin Procter LLP
Tiffany Williamson, Goodwin Procter LLP